WILSHIRE ENTERPRISES, INC.
1 Gateway Center
Newark, New Jersey 07102

December 17, 2007

Ms. Jessica Barberich
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Wilshire Enterprises, Inc.
Form 10-K for the year ended December 31, 2006
Filed May 1, 2007
SEC File No. 001-04673

Dear Ms. Barberich:

Wilshire Enterprises, Inc. (the “Company”) is in receipt of your letter to me, as the Company’s Chairman of the Board and Chief Executive Officer, dated December 6, 2007. The Company has set forth below the SEC comment verbatim, followed by the Company’s response.

Form 10-K for the year ended December 31, 2006

Note 4--Mortgage Notes Receivable, page 47

1.
SEC Comment: You disclose that in February 2005 you and the borrower negotiated a settlement of the outstanding mortgage notes receivable for $1.1 million, which was paid during the first quarter of 2005. You also disclose that you recognized a gain in the first quarter of 2005 of approximately $675,000 before taxes ($400,000 after taxes) on this transaction. We note that the outstanding mortgage notes receivable balance as of December 31, 2004 amounted to $957,000. Based on this outstanding balance, it is not clear to us how you determined the gain amount of $675,000; please explain.

Company Response: Upon receipt of the SEC’s letter, dated December 6, 2007, the Company researched the facts and circumstances surrounding this particular transaction and determined that the gain of $675,000 specifically related to the recognition of deferred income related to the Mortgage Receivable which was being amortized over the original life of the Mortgage Receivable. Outlined below are the details related to this specific transaction.

MORTGAGE RECEIVABLE HISTORY AND DETAILS

On July 6, 2001k the Company entered into a loan, security and settlement agreement (the “Agreement”) with St. Paul’s Converse Corp. (the “Borrower”) and Morton Ginsberg, (the “Guarantor”). Pursuant to the terms of the Agreement, the Company issued the Borrower and the Guarantor a loan in the amount of $6.2 million at a stated interest rate of 9.75% per annum to be paid in monthly installments amortized over 25 years and callable in 6 years. The purpose of this loan was to finance the development of a condominium project on St. Paul’s Avenue in Jersey City, NJ.

In addition, the Agreement provided for a participation fee to be paid to the Company in the amount of $2.5 million. Specifically, when the borrower sells a condominium unit, the Company would receive 50% of the profit from the sale. Furthermore, 25% of the Company’s distributed share would be used to pay down the participation fee and the 75% would be applied to the $6.2 million mortgage receivable. A 6% interest rate has been assumed and imputed as it relates to the amortization of the participation fee. Such fee will be recognized over a 6 year period using the effective interest method. The Company recorded the net present value of the fee as $1,746,000 as deferred income.

As of December 31, 2004, the remaining Deferred Income balance related to the participation fee was $727,500. The Company had been amortizing the Deferred Income at a rate of $72,750 per quarter ($24,250 per month).

The Company also recorded a $500,000 investment in St. Paul’s Corp. in connection with the Agreement. The investment relates to an additional amount paid to the Trust Company of NJ Bank to initially become involved in the investment. This amount is considered a premium and will be amortized using the effective interest method over a six year period.

As of December 31, 2004, the Company had recorded the following balances related to the Mortgage Note Receivable:

Debit (Credit)
Investment in St. Paul	$208,337
Accounts Receivable - Long Term Participation	$601,215
Mortgage Loan Receivable	$355,681
Deferred Income	($727,500)

(Continued on next page)

In February 2005, the Company negotiated a settlement with the Borrower and Guarantor with respect to the Agreement. Pursuant to the terms of the settlement, the Company received $1,119,306.97 in cash. The entry related to such transaction recorded in February 2005 is as follows:

Description	Debit	Credit	P&L Effect

Cash in North Fork Bank	1,119,306.97
Investment in 201 St. Paul		208,337.00
Mortgage Receivable - Interest Bearing		355,681.80
Participation Receivable - 201 St. Paul		601,215.23
Deferred Income	727,500.00
Interest Income - Taxable		5,835.47	5,835.47
Gain/Loss on Sale of Mortgage Receivable		675,737.47	675,737.47

The gain on the sale of the Mortgage Receivable primarily relates to the recognition of the remaining balance of the Deferred Income related to the participation fee recorded at time of the Agreement. The balance of the Deferred Income was $727,500, less two months of amortization at $24,250 created a balance of $679,000. The difference in the sale primarily related to the interest income recognized.

SUMMARY

In summary, the entry related to the sale of the Mortgage Receivable by the Company in February 2005 was recorded properly in the Company’s Form 10-Ks for the years ended December 31, 2005 and 2006, as well as the Company’s Form 10-Q for the quarter ended March 31, 2005.

The Company hereby acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call our corporate counsel, Laura R. Kuntz (973 597 2398) or Peter H. Ehrenberg (973 597 2350), both of Lowenstein Sandler PC.

Very truly yours
WILSHIRE ENTERPRISES, INC.

By:	/s/ Sherry Wilzig Izak
Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer

cc:	Peter H. Ehrenberg, Esq.
Laura R. Kuntz, Esq.